TeamUpSport Inc.
700 Gillard Street
Wallaceburg, ON N8A 4Z5

November 23, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Ryan Houseal

Re:           TeamUpSport Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 27, 2011
File No. 333-176429

Dear Mr. Houseal,

As per your comment letter dated November 16, 2011 we have filed an amendment to the S-1 which was originally filed August 22, 2011.  We have responded to your comments in the same order in which they were presented.

Executive Compensation

Summary of Compensation Table, page 27

1. Revised

Summary Financial Information, page 4

2. Revised.

Statement of Operations, page 37

3. Net Income (loss) per share is disclosed in revised statements and notes for the fiscal year ended May 31, 2011 and first quarter August 31, 2011

Statement of Cash Flows, page 39

4.  The items were included in the interests of complete disclosure. However, being non-cash items, they are removed from the three month column in the August 31, 2011 statement of cash flows in revised statements.

Notes to Financial Statements – August 31, 2011

Note 1. Basis of Presentation and Nature of Operations

Current Business of the Company, page 40

5. Revised

Report of Independent Registered Public Accounting Firm, page 46

6. Revised Auditors opinion included.

Notes to Financial Statements – May 31, 2011

Note 8. Capital Structure, page 55

7. The disclosure of reasons for non-issue of the stock has been included in May 31, 2011 Note 7.

Yours truly,

/s/ Dennis Kjeldsen

Dennis Kjeldsen
President